Exhibit 99.1

Sterlite Industries (India) Limited
Registered Office: SIPCOT Industrial Complex, Madurai Byepass Road,
TV Puram PO, Tuticorin — 628 002, Tamil Nadu, India
Notice of Annual General Meeting
NOTICE is hereby given that the Thirty-Fourth Annual General Meeting of the Members of STERLITE INDUSTRIES (INDIA) LIMITED will be held at the Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai — Byepass Road, T.V. Puram P.O. Tuticorin — 628 002, Tamilnadu, on Saturday, the 19th day of September, 2009 at 2.00 p.m. to transact the following business :
1.	To consider and adopt the Balance Sheet as at 31st March, 2009 and the Profit and Loss Account of the Company for the year ended on that date and the Report of the Directors and Auditors thereon.

2.	To declare dividend on equity shares of the Company for the financial year 2008-09.

3.	To appoint a Director in place of Mr. Berjis Desai who retires by rotation and being eligible, offers himself for re-appointment.

4.	To appoint a Director in place of Mr. Sandeep Junnarkar who retires by rotation and being eligible, offers himself for re-appointment.

5.	To appoint Auditors, to hold office from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company and to fix their remuneration.
Special Business
6.	To consider and if though fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution :

“RESOLVED that pursuant to the provisions of Sections 260 of the Companies Act, 1956, Article 82 of the Articles of Association of the Company, Mr. D. D. Jalan, who was appointed as an Additional Director with effect from 24th December, 2008, and who holds office up to the date of ensuing Annual General Meeting of the Company, in respect of whom, the Company has received a notice in writing under Section 257 of the Companies Act, 1956, proposing his candidature as a Director of the Company, be and is hereby appointed as a Director of the Company, not liable to retire by rotation.

7.	To consider and if though fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED that subject to the provisions of Section 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 and Schedule XIII thereof (including any statutory modifications and re-enactment thereof, for the time being in force), the approval of the Company, be and is hereby accorded to the appointment of Mr. D. D. Jalan as Whole Time Director of the Company from 24th December, 2008 to 23rd December, 2010 on the terms and conditions including remuneration as set in the Explanatory Statement annexed hereto with authority to the Board of Directors to vary or increase the remuneration and perquisites payable or to be provided to Mr. D. D. Jalan, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter and vary the terms and conditions of the agreement entered into by the Company with Mr. D. D. Jalan, as may be agreed between the Board of Directors and Mr. D. D. Jalan.”

“Resolved further that in the event of absence or inadequacy of profits in any financial year, the Company shall remunerate Mr. D. D. Jalan, minimum remuneration which will be by way of salary, perquisites or any other allowance as mentioned in the Agreement and in accordance with the applicable provisions of the Companies Act, 1956.”

“Resolved further that the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of the Whole Time Director within the limits stipulated in the Companies Act, 1956.”

8.	To consider and pass with or without modification(s), the following resolution as a Special Resolution.

“Resolved that subject to the provisions of Sections 198 and 309 and all other applicable provisions, if any, of the Companies Act, 1956, (including any amendment thereto for the time being in force), consent of the Company be and is hereby accorded to the payment of Commission to the Non Executive Directors of the Company (other than the Managing Director and Whole Time Director, if any) as may be decided by the Board, from time to time, but not exceeding 1% (one per cent) per annum of the net profits of the Company calculated in accordance with the provisions of the Act, such commission be divisible amongst the Directors in such proportion and in such manner as may be decided by the Board of Directors of the Company for the period of five years commencing from 1st April, 2009.”
By Order of the Board
Rajiv Kumar Choubey
Company Secretary
Place: Tuticorin
Date : 20th August, 2009
Regd. Office:
SIPCOT Industrial Complex
Madurai — Byepass Road
TV Puram P.O.
Tuticorin — 628 002.
NOTES:
1.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

2.	The instrument appointing a proxy must be deposited with the Company at its Registered Office, not less than 48 hours before the time for holding the Annual General Meeting.

3.	The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, 16th September, 2009 to Saturday, 19th September, 2009 (both days inclusive).

4.	The Board of Directors in their Meeting held on 28th April, 2009 has recommended that a dividend of Rs. 3.50 per share i.e. 175% on equity share of Rs. 2 each. The payment of dividend, if approved by the Members at the Thirty-Fourth Annual General Meeting will be paid.

5.	Pursuant to the provisions of Section 205A (5) of the Companies Act, 1956, dividends/interests which remain unclaimed for a period of 7 years from the date of transfer to Unpaid Dividend Account are to be transferred to the ‘Investor Education and Protection Fund’ established by the Central Government. Shareholders who have not encashed their dividend/interest warrant(s) so far, for the financial year ended 31st March, 2002 or any subsequent financial years are requested to make their claim to the Registrar and Share Transfer Agents of the Company. According to the provisions of the Act, no claims shall lie against the said Fund or the Company for the amounts of dividend so transferred nor shall any payment be made in respect of such claims.

6.	Members are requested to :
(a)	Notify the change in address if any, with Pin Code numbers immediately to the Company. (in case of shares held in physical mode):

(b)	Bring their copy of the Annual Report and Attendance Slip with them at the Annual General Meeting.

(c)	Quote their Regd. Folio Number/DP and Client ID Nos. in all their correspondence with the Company or its Registrar and Share Transfer Agent.
7.	Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make a nomination in respect of shares held by them in physical form. Shareholders desirous of making a nomination are requested to send their requests in Form No. 2B in duplicate (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.

8.	The brief profile of the Directors proposed to be appointed/re-appointed is given in the section of Corporate Governance.
By Order of the Board
Rajiv Kumar Choubey
Company Secretary
Place: Tuticorin
Date : 20th August, 2009
Regd. Office:
SIPCOT Industrial Complex
Madurai — Byepass Road
TV Puram P.O.
Tuticorin — 628 002.
Explanatory Statement
(Pursuant to Section 173 of the Companies Act, 1956)
Item 6 & 7
The Board of Directors of the Company in their Meeting held on 24th December, 2008 had appointed Mr. D. D. Jalan as Whole Time Director for a period of 2 years with effect from 24th December, 2008 to 23rd December, 2010 subject to the approval of the members, on the terms and conditions including remuneration as set out in the Agreement entered into between the Company and Mr. D. D. Jalan.
Mr. D. D. Jalan, aged 52 years, joined Sterlite in 2001 as President — Australian Operations, responsible for the mines in Australia and moved to the position of Chief Financial Officer of Vedanta Resources Plc. in the year 2005. He has over 30 years of experience with companies in the engineering, mining and non-ferrous metal sectors. He is a member of the Institute of Chartered Accountants of India.
The terms regarding remuneration payable to Mr. D. D. Jalan are as follows :
I	a)	Basic Salary :
In the range of Rs. 3 lakhs to Rs. 5 lakhs per month. (With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).

b)	Performance Incentive

As may be determined by the Board or its Committee thereof in each year.

c)	Personal Allowance

As may be determined by the Board or its Committee thereof in each year

d)	Bonus

20% of the Basic salary in accordance with the rules of the Company.

e)	Perquisites

In addition to Basic salary, Bonus and performance incentives payable, Mr. D. D. Jalan shall also be entitled to perquisites including furnished accommodation or house rent allowance in lieu thereof, medical and insurance reimbursement, leave travel concession for self and family, club fees and personal accident insurance in accordance with the rules of the Company or as may be agreed to by the Board of Directors or its Committee thereof.
Explanation:
i)	Perquisites shall be evaluated as per Income Tax Rules, wherever applicable and in the absence of any such rule, perquisites shall be evaluated at actual cost to the Company.

ii)	For the purpose of perquisites stated hereinabove, ‘family’ means the spouse, dependent children and dependent parents of the appointee.

II)	Other Benefits:
i)	The Company shall provide him with car, expenses relating to fuel, maintenance and driver will be reimbursed on actuals. Further the Company shall also provide telephones and other communication facility (for official business).

ii)	Such other benefits as may be decided by the Board or its Committee from time to time.

In accordance with the resolution, within the aforesaid limits, the amount of salary and perquisites payable to Mr. D. D. Jalan may be decided/varied by the Board of Directors or its Committee thereof, from time to time as it may deem fit in its absolute discretion.

III)	Minimum Remuneration
In the event of any loss or inadequacy of profits in any financial year during his tenure the Company shall remunerate by way of salary, perquisites or any other allowance as specified above.

Apart from the remuneration aforesaid he shall be entitled to reimbursement of expenses incurred in connection with the business of the Company.

IV)	Provident Fund and Superannuation Fund or Annuity Fund
Mr. D. D. Jalan will also be entitled to following perquisites as per rules of the Company or as agreed by the Directors which will not be included in the computation of the ceiling of remuneration as above.
i)	Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these, either singly or put together are not taxable under the Income Tax Act, 1961.

ii)	Gratuity payable as per rules of the Company.

iii)	Encashment of leave as per rules of the Company.
Other Terms and Conditions
(i)	The terms and conditions of the said appointment may be altered and varied from time to time by the Board of Directors of the Company as it may, at its discretion deem fit, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) or any amendments made thereto.

(ii)	He shall not be paid any sitting fees for attending the meetings of the Board of Directors or Committee thereof.

(iii)	He shall not so long as he function as such, become interested or otherwise concerned directly or through his wife and/or children in any selling agency of the Company in future without prior approval of the Central Government.

(iv)	The agreement may be terminated by giving not less than 90 days prior notice in writing in that behalf to the other party or 90 days salary in lieu thereof and on the expiry of the period of such notice this Agreement/s shall stand terminated.
Item 8
In terms of the approval accorded by the shareholders at their meeting held on 28th September, 2004, Non-Executive Directors are entitled to yearly commission, in addition to the sitting fees paid for each of the Board and the Committees meetings attended by them. The aforesaid approval by the shareholders was valid for a period of five(5) years i.e. up 31st March, 2009. In view of the time spent and the responsibilities undertaken by the Non-Executive Directors it is felt that the payment of Commission should be continued. This is also in line with the recommendation of the Committee on Corporate Governance constituted by ‘Securities and Exchange Board of India’ that compensation be paid to Non-Executive Directors of Companies, so as to encourage active participation in the deliberations at the meetings of the Board and Committees and also to attract independent professionals to take up these positions. This practice of payment of remuneration to Non-Executive Directors has been adopted by many leading Companies in India. In view of the same, it is recommended that commission as envisaged in the resolution be paid to the Non-Executive Directors for a further period of five (5) years with effect from 1st April, 2009.
All the Non-Executive Directors of the Company may be deemed to be concerned or interested in the said resolution.
By Order of the Board
Rajiv Kumar Choubey
Company Secretary
Place: Tuticorin
Date : 20th August, 2009
Regd. Office:
SIPCOT Industrial Complex
Madurai — Byepass Road
TV Puram P.O.
Tuticorin — 628 002.

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